UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

Richard A. Brown

P.O. Box 1831
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

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Amount Previously Paid: N/A	Filing Party: N/A
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☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   Third-party tender offer subject to Rule 14d-1.

☐                     Issuer tender offer subject to Rule 13e-4.

☐                     Going-private transaction subject to Rule 13e-3.

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Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

A global leader in industrial motion ABB’s acquisition of Baldor Joe Hogan, CEO Ulrich Spiesshofer, Executive Committee member November 30, 2010

Safe-harbor statement This presentation contains "forward-looking statements" relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the presentation should be evaluated together with the many uncertainties that affect ABB's business, particularly those identified in the cautionary factors discussion in ABB's Annual Report on Form 20-F for the year ended December 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The tender offer referenced in this presentation has not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Baldor Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC's website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge.

We are creating a global leader in industrial motion A deal fulfilling critical strategic and financial goals

Creating a global leader in industrial motion Broad offering of motors and drives Acquisition of a North American (NA) market leader Complementary product offering strengthens ABB’s NA automation presence Time is right: Motor market growing 10-15% driven by energy efficiency regulation Strong brands, market access and customer relationships Significant synergies - over $200 million annually to EBITDA by 2015 Leader in operational excellence and energy efficiency with resilient earnings Both companies with recent NA integration experience Value creating: More than $1 bn shareholder value, immediately EPS accretive1 A great deal for customers, shareholders and employees 1 Excluding one-time items and synergies

Transaction highlights 1 Diluted equity value 2 Assuming net debt $1.1 bn as per Q3 2010 3 Excluding one-time items and synergies ABB intends to finance the acquisition from existing cash Financing Closing expected in Q1 2011 Timing Friendly transaction recommended by Baldor’s Board of Directors Subject to customary regulatory approvals Other Terms All cash tender offer for 100% of outstanding Baldor shares ABB takes on $1.1 billion Baldor net debt Structure EPS accretive in year one3 NPV positive, >$1 bn value creation expected for ABB shareholders Financial Impact $63.50 per Baldor share (41% premium to Nov. 29, 2010 closing) $3.1 billion equity value1, $4.2 billion enterprise value2 Consideration

Baldor is a leader in North American industrial motors A well-managed business with a strong reputation

Baldor Key facts and figures Motors 64% Mechanical 29% Drives 4% Generators 3% 7’250 employees as of January 2010 $1.7 billion revenue (2010E) Head office: Fort Smith, Arkansas, U.S. Traded NYSE (BEZ) Revenue split 2009:

Baldor a leader in North American industrial motors Global potential in mechanical transmission Motors Mechanical 1/50th–15,000 hp electrical motors For industrial applications Mounted bearings, enclosed gearing, sheaves, pulleys, couplings Drives Generators Low voltage drives Servo drives Position controls Portable, industrial towable, mobile light gen sets 3 kW – 2.2 MW Products Primary end markets Customers 25% OEM, 75% distributor Wide range of discrete & process industries Process industries 60% OEM, 40% distributor Industry, utilities, infrastructure Rental companies, generator distributors Industry, utilities OEMs and distributors Brands

 © ABB Group November 30, 2010 | Slide 9 Baldor in action Indispensable equipment across key industries A Reliance 841 XL Premium Efficient motor reduces the energy bill for Weyerhaeuser Pulp & paper Mechanical power transmission components in a mining application Mining Food processing Baldor-Reliance stainless motor and a Baldor-Dodge gear box on a conveyor in a food processing plant Baldor high-reliability motors for harsh petrochemical applications Petrochemicals

Baldor is the supplier of choice in North America Close to customers across the region Source: Control Design’s Reader’s Choice Awards 2010 % Baldor’s reputation is a key differentiator Percentage of OEM and system integrators who name the company that provide them the best technology value for the products with which they have experience Rep office R&D Service center Plant Warehouse Sales office HQ 0 10 20 30 40 GE Siemens Regal Beloit Baldor

Operating profit & op. margin US$ millions Baldor is a strong performer with a resilient business Well prepared for future growth 1 2006-07 change incl. Reliance acquisition Nov 2006 FY 2010, 2011 and 2012 estimates from broker reports Revenues US$ millions Cash from operations US$ millions 1 10% CAGR Net income US$ millions 19% CAGR Fast revenue recovery, 11% ytd 2011 sales back to pre-crisis levels Margin resilience during downturn Record Q3 operating margin 14.8% Margin improvement expected Strong cash from operations 0 50 100 150 200 250 2005 2006 2007 2008 2009 0 50 100 150 200 300 2005 2006 2007 2008 2009 2010E 2011E 2012E 0% 3% 6% 9% 12% 15% 18% 0 500 1000 1500 2000 2500 2005 2006 2007 2008 2009 2010E 2011E 2012E 0 40 80 120 160 2005 2006 2007 2008 2009 2010E 2011E 2012E

Key step in Discrete Automation and Motion strategy Discrete automation Industrial motion Renewables Power control and quality E-mobility Strong in robotics Limited presence in PLC, servo drives and motors Ability to build on strong motion platform (AC motors, drives) Strong in drives, motors and generators Large installed base, advanced service capabilities Some regional weak spots, e.g. N America (NEMA standard) Strong in wind power generators and converters Entering solar business with new offering Strong in excitation systems, rectifiers and advanced power electronics Successful growth in traction Large application UPS a white spot Early entry into fast charging, battery assembly Further potential: on-board components Market >$100M by 2015

Industrial motion: A $35 billion global market
Movement and control for industrial applications

Industrial motion market growing 5-10% a year

End-users

Industry	Utilities	Infrastructure	Transport
			
~$25B	~$5B	<$5B	<$5B

Products

Motors	Drives	Mechanical	Generators
			
~$15B	~$10B	~$5B	~$5B

© ABB Group
November 30, 2010

Chart 13

ABB

Products and geography are a perfect match New energy efficiency rules are giving the market a lift

Forming a global leader in industrial motion Highlights ABB & Baldor Complete offering for energy efficiency Baldor: Strong NEMA premium efficiency motors ABB: Leading drives portfolio Close motor portfolio gap ABB strong in IEC motors Add leading NEMA motor business Full offering for process automation Improve presence in North America Excellent customer and market access Strong local brand Large installed base High performing manufacturing network

Service Mechanical power transmission Gen sets Large alternators Small alternators Generators MV LV Drives Gear Large >15’000 hp Large <15’000 hp IEC LV NEMA LV Motors Industrial motion offering Baldor ABB ABB + Baldor Present Strong + = Complementary portfolios - comprehensive offering Unmatched ability to serve global and local customers

The time is right for energy efficiency A significant growth opportunity Demand growth drivers Rising energy costs Minimum-efficiency legislation Premium motor prices The efficiency business case Industrial motors use 25% of all electricity generated Drives bring significant additional energy savings Motor-drive combinations can cut energy costs by up to 70% Average payback period on drives investment is 2 years Demand for energy efficient solutions will grow at least 2x GDP

New efficiency legislation will drive growth in 2011 Together best positioned to benefit from this trend Baldor sales growth, premium motors % Example U.S. EISA1 will shift motors demand U.S. motors market = +$3 bn/yr New efficiency standards as of Dec. 19 >1.4 mill motors a year to be replaced Similar regulations seen in 2011 for Canada, Mexico and Europe China, Australia and other industrial countries to follow 1 Energy Independency and Security Act

Large alternators Selling ABB products through Baldor’s market access Low-voltage drives Medium-voltage drives Motors >15,000 hp Baldor market access ABB complementary products Examples 35 reps with 400 field sales people 100 direct sales people for mechanical power transmission 6,000 OEMs 4,000 Distributors Common end users Examples Food & beverage Oil, gas & petrochemicals Mining

Mechanical Power Transmission An attractive adjacency for ABB Ca. $500 mill global business for Baldor ~15% sales outside U.S., Canada High profit margins Production in U.S., Canada and China Global products (incl. metric specifications) Service/replacement potential Leading Baldor-Dodge, Baldor-Maska brands Strong in heavy duty applications: mining, minerals, petroleum, timber Build on motors business to expand (e.g., food, packaging) Baldor-Dodge sprockets and sheaves Baldor-Dodge coupling products Baldor gears and bearings

Complementary regional presence Geographic growth opportunities for both companies Baldor ABB Discrete Automation and Motion division Americas Europe, MEA* Asia-Pacific ABB Discrete Automation and Motion + Baldor, revenues by region US$ billions, 2009 2.1 3.1 1.7 * Middle East & Africa

A quantum leap for ABB in North America A better balance towards the world’s largest economy Change in U.S revenues post acquisition US$ billions, 2010E 4.5 6.1 +35% NA represents ~30% of world GDP NA revenue share up from 14% to 18% Access for ABB to NA OEMs, distributors Footprint for wind generators & traction motors NA employee base grows >6,000 people Before After

Boosting ABB’s growth in North America and Baldor’s worldwide Together we offer customers attractive solutions

35 65 25 75 Cost synergies represent 50% of total synergies Summary of 2015 EBITDA impact Cost synergies Global sourcing, emerging market supply Joint commodity teams Quick hits via cost leveling and scale Consolidate global office network Eliminate Baldor public company costs More than $1 bn value creation expected for ABB shareholders Revenue synergies In North America ABB drives through Baldor market access Cross-sell complementary motors ABB LV products Globally Baldor mechanical power transmission Baldor NEMA motors Complete offering to global accounts Synergies by type US$ millions Minimum expected annual synergies US$ millions >200 Sourcing G&A Cross-sell N Am Accelerate globally Total 200 150 100 50 0 2011 2012 2013 2014 2015

Synergy example Combine Baldor motors with ABB drives Baldor: NA leading in industrial motors ABB: World leading in variable-speed drives Cuts energy consumption by up to 70% Investment payback from 6 months to 2 years Baldor customers spend $500 mill. a year on drives

Synergy example Accelerate Baldor’s global expansion in mechanical power transmission... sold via ABB sales network Process industries Plant electrification Drives Motors Baldor products... Efficient conversion of electrical into mechanical power Widely used in process industries Key markets Cement, mining Oil & gas Food processing Material handling Forest products

Synergy example Upside potential in NA rail and wind power markets Two high-growth segments ABB: Global portfolio & market Baldor: North America production Combined: A strong local player to serve Local OEMs Local subsidiaries of global OEMs Build on customer relationships for ABB converter and electrification offering Wind power generators (~$250 mill market1) Traction motors (~$200 mill market1) 1 In North America +20% growth to 20152 2 CAGR +10% growth to 20152

Accelerating growth with complementary portfolios Creating value for investors and employees

Key value creation levers Low-risk integration into realigned DM division Unmatched industrial motion portfolio to serve both local and global customers Grow North American business Accelerate global growth Further improve cost position High-performing executive team retained and highly motivated Continuity in customer focus, brand, and business model Baldor employees with key roles in integration Realize cost synergies without disrupting the business One plan with common set of performance metrics and incentives Low-risk integration

Executing on our acquisition strategy A deal that meets all ABB criteria Focused on power and automation markets and technology Cash return >WACC within 3 yrs, NPV positive, >$1 bn shareholder value Conservative balance sheet ratios - maintain Single A credit rating Fill gaps: Geographic (NA), products (NEMA motors), industry (OEMs NA) _ EPS accretive from Day One1 1 Excluding one-time items and synergies

Summary: Creating a global leader in industrial motion Seeding growth while improving energy efficiency Combination creates a leader in the $35 billion global industrial motion market Strong strategic fit Complementary product offering strengthens ABB NA presence in automation Platform for accelerated NA and global growth Time is right: 10-15% market growth in U.S. from energy efficiency regulations Significant synergies (more than $200 million annually) Financially compelling (>$1 bn value creation expected for ABB shareholders) A great deal for customers, shareholders and employees

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